INVEST IN **LEXRIA**

We help consumers eliminate their student loans in bankruptcy



lexria.com Philadelphia PA

Main Street   Software   Technology   Legal   Finance

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Highlights

1. YC alumni with backing from Craft Ventures & Slow Ventures

2. $1.7 Trillion in student loan debt is crushing America's middle class

3. More than 5,000 people owing more than $200 million in student loan debt have applied for our help

4. Consumers owing $500 billion in student loan debt would benefit from working with us

5. Every dollar invested helps real people fight crushing student loan debt

6. We've built world-class technology to make lawyers more efficient

7. We're fighting back against the banks and politicians that have ruined America for the middle class

Our Team



Rob Hunter CEO

- Founder @ HigherMe (YC W15) - $3m ARR SaaS Company - Bankrupt @ 26! - 7-ice-cream-store owner @ Marble Slab Creamery - Babson MBA, Ivey Business School HBA

> Rob declared bankruptcy in his mid 20's and used it as a way to get a fresh start; he joined Y Combinator and built a multi-million-dollar SaaS company. Jason has been researching and publishing on student loan debt for years during his time at Harvard and Princeton. If applied at scale, his research could change the lives of millions.



Jason Iuliano COO



Jason earned his law degree from Harvard and his Ph.D. from Princeton. He has been researching student loan debt for more than a decade. Courts have relied on his research to justify discharging hundreds of millions of dollars of student loans.



Max Morlocke CTO

* Founding team @ MineralSoft (YC15) - Acquired by Enverus in 2019. * Lead AllClear ID Engineering through hypergrowth as users & revenue grew 1000x.



Megan Tucker Head of Account Management

- Top debt collector for Sallie Mae/Navient - student loan servicing companies! -#1 team for early age default as a manager for ECMC thru Premiere Credit

Pitch


HOPES AND DREAMS
ME
HOPES AND DREAMS
STUDENT LOANS
ME
imgflip.com

$1.7 Trillion in student loan debt is crippling the American middle class

Predatory student loan debt is trapping millions of honest, hardworking Americans in a never-ending cycle of debt.

They're prevented from starting a family, buying a home, saving for retirement, or pursuing a better career.

For millions, bankruptcy—and the fresh start it provides—is the right option.

But there's a myth that stops them—a lie—that student loan debt can't be included in bankruptcy.


You can't include student debt in a bankruptcy!

How many times have you heard, "You can include credit card debt, medical debt, mortgage debt - but never student loan debt!"

Powerful forces are highly motivated to keep this myth alive—but it's just not true.

You CAN include student loan debt in bankruptcy if you meet certain criteria!

We know this because our co-founder Jason—a bankruptcy professor at Villanova Law School—has spent more than a decade researching the topic, releasing numerous studies during his time at Harvard Law School and Princeton University.

Jason's research shows that over 70% of cases that are filed to discharge student loan debt are successful.

And that the people winning these cases are no different than the average American already declaring bankruptcy.

In fact, over 250,000+ people with student loan debt declare bankruptcy ever year *but fewer than 500* even try to have their student loans included in the filing.

So few people try because justice is not accessible right now.



Justice is not accessible
Work that requires a lawyer
Work that consumer attorneys aren't good at
Student Debt Bankruptcy
Work that is profitable for lawyers
...because it's complicated
...because most consumer lawyers aren't litigators
...because consumers don't have $10k+ for a retainer

To eliminate student loans in bankruptcy, you need a specialized attorney—one who both knows the complex rules of bankruptcy and has trial litigation experience.

Unfortunately, most bankruptcy attorneys have never litigated a case before. And most litigation attorneys don't know anything about bankruptcy.

Worse yet, even if you can find an attorney who has the necessary skills, they'll typically charge at least $10k upfront as a retainer, with no guarantee of success. This is money the average bankrupt debtor just doesn't have.

The sad reality of the status quo is that these cases aren't profitable for attorneys to take, so consumers don't get the legal help they need.

We're here to fix this problem and bring justice to the middle class.

Consumers come to the website and give us basic information about their finances. Our tool evaluates their profile algorithmically and determines if they're likely to win a student loan discharge.

If they're a fit, we connect them with a local attorney who has the experience necessary to win student loan cases. But we don't leave the consumer there. Our in-house attorneys—who have decades of experience in student loan law—work closely with local attorneys to ensure they are making the best legal arguments for our customers.

In addition, we help attorneys cut costs by using technology to automate as much of the legal process as possible. This means less work for the attorneys and, best of all, a significant price discount for our customers.

of all, a significant price discount for our customers.

Automation + Technology =
Better Margins that unlock legal services which otherwise couldn't exist
Expanded Available Market by removing friction for consumers + attorneys
More Effective Arguments by using software to do work that humans can't
Status Quo: 50+ hours of expert lawyer time →
Lexria: 5 hours of expert lawyer time + 10 hours of junior lawyer time

We align incentives with consumers, and consumers don't pay a dime if their debt is not reduced. That's how confident we are in our services.

If we are successful, consumers agree to pay 12% of their student loan debt that's eliminated. For many consumers, this ends up being between $5k and $10k—money they don't have upfront. To ensure our customers can get the legal representation they need, we allow them to pay the fee off at $299/month—with no interest charges or late fees.

Hundreds of thousands of consumers with student loan debt file bankruptcy each year. That's a large market not being served by the bar. But the total addressable market is far larger. We can help consumers who went bankrupt in the past and failed to eliminate their student loans.

We launched in 2020 and are already challenging $3,000,000 in debt—but our wait list is growing exponentially, and thousands of people need our help. But in order to expand we need more attorneys, and that requires capital.



We have 5,000+ people on our wait list
Debt
$200,000
$150,000
$100,000
$50,000
$0
Income
$0
$25,000
$50,000
$75,000
$100,000
$125,000
$150,000
High Debt/Low Income Profitable to serve when more of the process is automated
Our core customer Capital + lawyer availability are our only constraints
High Debt/High Income Huge opportunity to monetize these leads w/other services + referrals

We have more than 5,000 people who owe nearly $250,000,000 on our wait list, and the proceeds of this WeFunder campaign will go directly toward filing their cases.

As of late February, two of our cases have already been resolved, and we've eliminated $200,000 of student loan debt for our first clients.



And they owe $200,000,000+ in student loan debt
Total Consumer Student Loan Debt ($$$) on our Wait List
$250 Million
$200 Million
$150 Million
Month
August
September
October
November
December
January
February

There is not a team in the country better equipped to tackle this problem.


Rob Hunter
CEO
YC founder @ HigherMe
$3m+ ARR SaaS Company
Declared bankruptcy @ 27!
Jason Iuliano
COO
J.D. Harvard Law, Ph.D. Princeton
Former faculty @ Yale, Penn
The leading expert on student debt bankruptcy
Max Morlocke
CTO
Founding Team @ MinersalSoft
Acquired in 2019
Scaled AllClearID to $160M in revenue
Megan Tucker
Head of Account Management
5 Years @ Navient + ECMC
6+ Years in Sales Leadership @ Angie's List
Y
HigherMe
HARVARD LAW SCHOOL
PRINCETON UNIVERSITY
mineralsoft
AllClear ID
NAVIENT
Angie's list

We have the foremost expert on student loan debt in bankruptcy—Jason has published extensively and been cited in the media and in judicial opinions for ten years for his work on the topic.

We have an empathetic sales leader who worked for "the bad guy" for five years and now wants to help use her powers for good. Megan was a collections officer for Sallie Mae and knows what our clients are going through.

We have a technology leader who has spent his career building more efficient processes through automation and making sense of unstructured data. Max has helped grow several multi-million-dollar companies.

We have a CEO who understands the life-changing impact bankruptcy can have on someone's financial future. Without the ability to go bankrupt at 25, Rob would never have been able to build a multi-million-dollar company.

Student loan debt litigation alone is a $20+ Billion opportunity. . .


5.2 million student debtors are currently in default
250,000 are *already* declaring bankruptcy each year. . .
1/3 are a good fit for bankruptcy
(Expected to increase 3X by 2023)
$12k average fee x 1.7m clients
= ***$20 Billion opportunity***
... but not including their student loans!

With 5+ million debtors currently in default on their loans, and about 1/3 of those being a good fit for bankruptcy, there's a market size of approximately $20+ Billion for us to go after. This will only increase after COVID. Economists predict a K-shaped recovery and expect the middle class to bear the brunt of the pandemic's economic costs.

Although the student loan market is huge, our long term vision is to make justice accessible in other ways.

Lawyers are failing the middle class. Wealthy individuals can afford high-priced attorneys, but, when the average consumer has a legal problem, they struggle to find help. Even when the law is clearly on their side, without a knowledgeable lawyer to litigate their case, there's little chance of winning. This problem persists because of one simple fact: lawyers are expensive.

That's where Lexria comes in. Using technology, we can dramatically lower the cost of legal services. By making lawyers more efficient, we can make them affordable and, thereby, bring help to the people who need it most.


Bernie
WeFunder







Derek Williamson CEO, HigherMe

Lexria is a mission-driven company, and I really believe in the cause. Student debt in the US is one of the biggest hurdles preventing people from being able to live comfortably and prosper. It is not a matter of if, but when the debt bubble is going to burst.

Lexria's solution has the potential to scale to solve this problem. Other solutions or approaches tend to be too narrow in scope to make a meaningful difference. This has a viable revenue model and clear path to reaching everyone who may benefit from what they're doing.

Having previously worked with Rob for over a decade in various capacities, I believe he has the ability and passion to solve this problem. Rob is a powerful speaker, and has the rare ability to rally people around him. Lexria is an ambitious endeavour that requires a leader who can raise a lot of capital, and assemble a talented team - and I truly think Rob is the kind of leader who can do that.

Invested $1,000 this round

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